FILED PURSUANT TO RULE 424(b)(2)

Registration No. 333-102963

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 19, 2003)

$250,000,000

5.15% Senior Notes due 2015

Interest on the notes is payable on March 1 and September 1 of each year, beginning on September 1, 2005. The notes will mature on March 1, 2015. We may redeem some or all of the notes at any time prior to their maturity. The redemption prices are discussed under the caption “Description of Notes—Optional Redemption.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Senior Note	Total
Initial public offering price	99.995%	$249,987,500
Underwriting discount	.650%	$1,625,000
Proceeds to Kinder Morgan, Inc. (before expenses)	99.345%	$248,362,500

Interest on the notes will accrue from March 15, 2005 to the date of delivery.

The underwriters expect that delivery of the notes will be made to investors in book-entry form through the facilities of The Depository Trust Company on or about March 15, 2005.

Joint Book-Running Managers

Citigroup	Lehman Brothers	Wachovia Securities

JPMorgan

Commerzbank Corporates & Markets

Deutsche Bank Securities

UBS Investment Bank

March 8, 2005

This document is in two parts. The first part is the prospectus supplement, which summarizes our business and describes the specific terms of this senior notes offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell the offered securities. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates on the front cover of those documents. You should not assume that the information incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date the respective information was filed with the Securities and Exchange Commission. Our business, financial condition, results of operations and prospects may have changed since those dates.

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SUMMARY

The summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. We urge you to read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including the historical financial statements and notes to those financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Please read “Risk Factors” and “Information Regarding Forward-looking Statements” in our Annual Report on Form 10-K for the year ended December 31, 2004 for more information about important risks that you should consider before investing in the notes and about factors which could cause actual results to differ from forward-looking statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. As used in this prospectus supplement and the accompanying prospectus, “we,” “us” and “our” mean Kinder Morgan, Inc. and include our subsidiaries.

Kinder Morgan, Inc.

Business Description

We are a Kansas corporation incorporated in 1927 with our common stock traded on the NYSE under the symbol “KMI.” We are one of the largest energy transportation and storage companies in the United States, operating, either for ourself or on behalf of Kinder Morgan Energy Partners, L.P., over 35,000 miles of natural gas and petroleum products pipelines and approximately 135 terminals. We also have retail distribution and electric generation assets. In addition, we own the general partner of, and a significant limited partner interest in, Kinder Morgan Energy Partners, L.P.

Our interest in Kinder Morgan Energy Partners began in 1999 when we acquired Kinder Morgan (Delaware), Inc., a Delaware corporation and the sole stockholder of the general partner of Kinder Morgan Energy Partners. This acquisition gave us a significant limited partnership interest in Kinder Morgan Energy Partners, which is one of the largest publicly traded pipeline limited partnerships in the United States in terms of market capitalization and is the owner and operator of the largest independent refined petroleum products pipeline system in the United States in terms of volumes delivered.

Our operations are grouped into the following business segments:

•	Natural Gas Pipeline Company of America: Transports, stores and sells natural gas over approximately 9,800 miles of interstate natural gas pipelines, and owns and/or operates storage fields, field system lines and related facilities;

•	Kinder Morgan Retail: Conducts the regulated sale of natural gas to residential, commercial, and industrial customers and to certain utility customers; and

•	Power: Operates natural gas-fired electric generation facilities.

Business Strategy

Our objective is to grow by:

•	focusing on fee-based energy transportation and storage assets that are core to the energy infrastructure of growing markets within North America;

•	increasing utilization of our existing assets while controlling costs;

•	leveraging economies of scale from incremental acquisitions and expansions of properties that fit within our strategy and are accretive to earnings and cash flow; and

•	maximizing the benefits of our financial structure to create and return value to our stockholders.

We regularly consider and enter into discussions regarding potential acquisitions, and are currently contemplating potential acquisitions. We primarily expect to benefit from accretive acquisitions by Kinder Morgan Energy Partners, which has a multi-year history of making accretive acquisitions. These acquisitions benefit us through our ownership of limited and general partner interests. While we and Kinder Morgan Energy Partners currently have no unannounced purchase agreements for the acquisition of any material business or assets, such transactions can be effected quickly, may occur at any time and may be significant in size relative to our existing assets or operations.

Offices

The address of our principal executive offices is 500 Dallas Street, Suite 1000, Houston, Texas 77002, and our telephone number at this address is (713) 369-9000.

The Offering

Securities Offered	$250,000,000 principal amount of 5.15% Senior Notes due 2015.

Interest Rate	5.15% per year.

Interest Payment Dates	Interest will be paid on March 1 and September 1 of each year, beginning on September 1, 2005. Interest on the notes will accrue from March 15, 2005.

Maturity	March 1, 2015.

Use of Proceeds

We estimate that we will receive approximately $248.1 million from the sale of the notes, after deducting underwriting discounts and commissions and estimated net offering expenses. We will use virtually all of the net proceeds from this offering to repay short-term commercial paper debt which was incurred to retire our 6.65% notes that matured on March 1, 2005.

Optional Redemption

Upon 30 days’ notice to noteholders, we may redeem the notes for cash in whole, at any time, or in part, from time to time, prior to maturity, at a redemption price that includes accrued and unpaid interest and a make-whole premium. See “Description of Notes— Optional Redemption.”

Ranking

The notes will be our unsecured senior obligations and will rank equally with all our other unsecured senior indebtedness and will be junior to any secured debt of ours and our subsidiaries to the extent of the value of the assets securing the debt and structurally subordinated to any unsecured debt of our subsidiaries. See “Description of Notes—Ranking.”

The indenture does not limit the amount of debt we may incur.

Certain Covenants	We will issue the notes under an indenture with Wachovia Bank, National Association, as trustee. The indenture includes certain covenants, including limitations on:

•	liens; and

•	sale-leasebacks.

These covenants are subject to a number of important exceptions, limitations and qualifications that are described under “Description of Debt Securities” in the accompanying prospectus.

Risk Factors

An investment in the notes involves risk. Please read “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2004. Realization of any of those risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Our historical consolidated ratios of earnings to fixed charges for the periods indicated are as follows:

Year Ended December 31,
2004	2003	2002	2001	2000
4.88	4.21	2.86	2.49	2.08

In all cases, earnings are determined by adding:

•	income from continuing operations before income taxes, extraordinary gains or losses, equity income and minority interest; plus

•	fixed charges, amortization of capitalized interest and distributed income of equity investees; less

•	capitalized interest; less

•	minority interest in pre-tax income of subsidiaries with no fixed charges.

In all cases, fixed charges include:

•	interest, including capitalized interest; plus

•	amortization of debt discount, premium and issuance costs; plus

•	the estimated interest portion of rental expenses.

USE OF PROCEEDS

We expect the net proceeds from this offering of notes to be approximately $248.1 million, after deducting underwriting discounts and commissions and our estimated net expenses of the offering.

We will use virtually all of these proceeds to repay short-term commercial paper debt which was incurred to retire our 6.65% notes that matured on March 1, 2005.

As of March 7, 2005, the weighted average interest rate on the short-term commercial paper debt to be retired was approximately 2.69% and our outstanding commercial paper balance was approximately $572.9 million.

CAPITALIZATION

The following table sets forth as of December 31, 2004, our historical consolidated capitalization and our consolidated capitalization as adjusted to give effect to (1) the retirement of our 6.65% senior notes on March 1, 2005, and (2) the issuance of the notes offered pursuant to this prospectus supplement and the application of the net proceeds from this offering. See “Use of Proceeds.” You should read this table in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our historical financial statements and notes to those financial statements that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	December 31, 2004
	Kinder Morgan, Inc. Historical	As Adjusted for the Retirement of Our 6.65% Series Senior Notes(1)	As Further Adjusted for the Senior Notes Offered Hereby(2)
	(in thousands)
	(unaudited)
Cash and Cash Equivalents	$176,520	$—	$—

Notes Payable	$—	$323,480	$75,342

Current Maturities of Long-term Debt	505,000	5,000	5,000

Long-term Debt:
Debentures:
6.50% Series, Due 2013	45,000	45,000	45,000
7.35% Series, Due 2026	125,000	125,000	125,000
6.67% Series, Due 2027	150,000	150,000	150,000
7.25% Series, Due 2028	493,000	493,000	493,000
7.45% Series, Due 2098	150,000	150,000	150,000
Senior Notes:
6.65% Series, Due 2005	500,000	—	—
6.80% Series, Due 2008	300,000	300,000	300,000
6.50% Series, Due 2012	1,000,000	1,000,000	1,000,000
5.15% Series, Due 2015 Offered Hereby	—	—	250,000
Deferrable Interest Debentures Issued to Subsidiary Trusts:
8.56% Junior Subordinated Deferrable Interest Debentures Due 2027	103,100	103,100	103,100
7.63% Junior Subordinated Deferrable Interest Debentures Due 2028	180,500	180,500	180,500
Carrying Value Adjustment for Interest Rate Swaps	85,897	85,897	85,897
Unamortized Gain on Termination of Interest Rate Swap	2,346	2,346	2,346
Unamortized Premium on Long-term Debt	3,359	3,359	3,359
Unamortized Debt Discount	(3,409)	(3,409)	(3,422)
Current Maturities of Long-term Debt	(505,000)	(5,000)	(5,000)

Total Long-term Debt	2,629,793	2,629,793	2,879,780

Minority Interests in Equity of Subsidiaries	1,105,436	1,105,436	1,105,436

Stockholders’ Equity:
Common Stock-
Authorized—150,000,000 Shares, Par Value $5 Per Share; Outstanding—134,198,905 Shares, Before Deducting 10,666,801 Shares Held in Treasury	670,995	670,995	670,995
Additional Paid-in Capital	1,863,145	1,863,145	1,863,145
Retained Earnings	975,912	975,912	975,912
Treasury Stock	(558,844)	(558,844)	(558,844)
Deferred Compensation	(31,712)	(31,712)	(31,712)
Accumulated Other Comprehensive Loss	(54,742)	(54,742)	(54,742)

Total Stockholders’ Equity	2,864,754	2,864,754	2,864,754

Total Capitalization	$7,104,983	$6,928,463	$6,930,312

(1)	Reflects the retirement of our $500 million of 6.65% Series Senior Notes on March 1, 2005, utilizing a combination of available cash on hand, plus incremental short-term commercial paper.
(2)	Assumes $250 million of 5.15% Senior Notes issued, with the net proceeds used to retire short-term commercial paper.

DESCRIPTION OF NOTES

We will issue the notes under the existing indenture that we have entered into with Wachovia Bank, National Association, as trustee. The following description and the description in the accompanying prospectus is a summary of the material provisions of the notes and the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. We have filed with the SEC a copy of the indenture as an exhibit to the registration statement which includes the accompanying prospectus.

This description of the notes supplements, and, to the extent it is inconsistent, replaces, the description of the general provisions of the notes and the indenture in the accompanying prospectus. The notes are “senior debt securities” as that term is used in the accompanying prospectus, and will be issued in book entry only form.

Principal, Maturity and Interest

The notes will mature on March 1, 2015 unless redeemed sooner as described below. The notes will not be entitled to the benefit of a sinking fund. Although $250,000,000 principal amount of the notes are offered hereby, we may issue and sell additional notes of this series in the future without the consent of the holders of the notes. Any additional notes, together with these notes, will constitute a single series of notes under the indenture.

Interest on the notes will accrue at the rate of 5.15% per year and will be payable semiannually in arrears on March 1 and September 1 of each year, commencing on September 1, 2005. We will make each interest payment to the person in whose name the notes are registered at the close of business on the immediately preceding February 15 or August 15, as the case may be, whether or not such date is a business day.

Interest on the notes will accrue from March 15, 2005 and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any interest payment date, maturity date or redemption date falls on a day that is not a business day, the payment will be made on the next business day and no interest will accrue for the period from and after such interest payment date, maturity date or redemption date.

Ranking

The notes will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. Holders of the notes will generally have a junior position to claims of creditors and holders of preferred securities of our subsidiaries. None of our subsidiaries are guarantors of the notes.

The indenture does not limit our ability to incur additional indebtedness or contain provisions that would afford holders of notes protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise adversely affect our capital structure or credit rating.

Optional Redemption

The notes will be redeemable, at our option, at any time in whole, or from time to time in part, upon not less than 30 and not more than 60 days notice mailed to each holder of the notes to be redeemed at the holder’s address appearing in the note register, at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued interest to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date, plus a make-whole premium, if any. In no event will the redemption price ever be less than 100% of the principal amount of the notes being redeemed plus accrued interest to the redemption date.

The amount of the make-whole premium on any note, or portion of a note, to be redeemed will be equal to the excess, if any, of:

(1)  the sum of the present values, calculated as of the redemption date, of:

•	each interest payment that, but for the redemption, would have been payable on the note, or portion of a note, being redeemed on each interest payment date occurring after the redemption date, excluding any accrued interest for the period prior to the redemption date; and

•	the principal amount that, but for the redemption, would have been payable at the stated maturity of the note, or portion of a note, being redeemed;

over

(2)  the principal amount of the note, or portion of a note, being redeemed.

The present value of interest and principal payments referred to in clause (1) above will be determined in accordance with generally accepted principles of financial analysis. The present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the redemption date at a discount rate equal to the Treasury Yield, as defined below, plus 0.15%.

The make-whole premium will be calculated by an independent investment banking institution of national standing appointed by us. It could be one of the underwriters. If we fail to make that appointment at least 30 business days prior to the redemption date, or if the institution so appointed is unwilling or unable to make the calculation, the financial institution named in the notes will make the calculation. If the financial institution named in the notes is unwilling or unable to make the calculation, an independent investment banking institution of national standing appointed by the trustee will make the calculation.

For purposes of determining the make-whole premium, Treasury Yield refers to an annual rate of interest equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the notes to be redeemed, calculated to the nearer  1/12 of a year, which we call the remaining term. The Treasury Yield will be determined as of the third business day immediately preceding the applicable redemption date.

The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated “H.15(519) Selected Interest Rates” or any successor release, which we call the H.15 Statistical Release. If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the remaining term of the notes to be redeemed, then the Treasury Yield will be equal to that weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the remaining term of the notes to be redeemed and the United States Treasury Notes that have a constant maturity closest to and less than the remaining term, in each case as set forth in the H.15 Statistical Release. Any weekly average yields so calculated by interpolation will be rounded to the nearer 0.01%, with any figure of 0.0050% or more being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the independent investment banking institution.

If less than all of the notes are to be redeemed, the trustee will select the notes to be redeemed by a method that the trustee deems fair and appropriate. The trustee may select for redemption notes and portions of notes in amounts of $1,000 or whole multiples of $1,000.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, dated the date of this prospectus supplement, between us and the underwriters named below, we have agreed to sell to each of the underwriters, and the underwriters have agreed, severally and not jointly, to purchase, the principal amount of the notes set forth opposite their respective names below:

Underwriters	Principal Amount of Notes
Citigroup Global Markets Inc.	$50,000,000
Lehman Brothers Inc.	$50,000,000
Wachovia Capital Markets, LLC	$50,000,000
J.P. Morgan Securities Inc.	$37,500,000
Commerzbank Capital Markets Corp.	$20,833,000
Deutsche Bank Securities Inc.	$20,833,000
UBS Securities LLC	$20,834,000

Total	$250,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the notes if any are purchased.

The underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.40% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.25% of the principal amount of the notes on sales to certain other brokers and dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table summarizes the compensation to be paid by us to the underwriters.

	Per Note	Total
Underwriting discount paid by us	0.650%	$1,625,000

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $350,000. The underwriters have agreed to reimburse us for certain of our expenses incurred in connection with this offering.

From the date of this prospectus supplement and continuing until, and including, April 22, 2005, we have agreed not to, directly or indirectly, sell, offer to sell, contract to sell, hedge, pledge, grant an option to purchase, issue any instrument convertible or exchangeable for or representing the right to receive, otherwise dispose of any of our securities substantially similar to the notes (other than commercial paper issued in the ordinary course of business), or enter into any derivative transaction with similar effect as a sale of the notes without the prior written consent of Citigroup Global Markets Inc., Lehman Brothers Inc. and Wachovia Capital Markets, LLC.

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to whether or not a trading market for the notes will develop or as to the liquidity of any trading market for the notes which may develop.

In connection with the offering, the underwriters may purchase and sell notes in the open market. The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the notes to be higher than it would otherwise be in the absence of such transactions.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.

Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the Web site of any underwriter or any other party and any information contained in any other Web site maintained by any underwriter or any other party is not part of the prospectus supplement and accompanying prospectus or the registration statement of which this prospectus supplement and accompanying prospectus form a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Certain of the underwriters will make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between certain of the underwriters and their customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from certain of the underwriters based on transactions such underwriters conduct through the system. Certain of the underwriters will make the notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

Each underwriter has represented, warranted and agreed that: (1) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered, sold, transferred or delivered in or from the Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement nor any other documentation in respect of the offering may be distributed or circulated in the Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in a conduct of a business or profession.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of those liabilities.

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of this prospectus supplement. This settlement cycle is referred to as “T+5”. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next succeeding business day should consult their own advisor.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us, for which they received or will receive customary fees and expenses. Affiliates of the underwriters are lenders, and affiliates of each of Wachovia Capital Markets, LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. serves as an agent, under credit facilities for us and our affiliates. Further, Wachovia Capital Markets, LLC is an affiliate of Wachovia Bank, National Association, the trustee under the indenture governing the notes. As described under “Use of Proceeds,” we intend to use part of the net proceeds from this offering to repay short-term commercial paper debt. Several of the underwriters and their affiliated and associated persons may receive proceeds from this offering if they hold such debt on or after the closing of this offering. Because it is possible that the underwriters or their affiliated or associated persons could receive more than 10% of the proceeds of the offering as repayment for such debt, the offering is made pursuant to the provisions of Section 2710(h)(1) of the NASD Conduct Rules.

VALIDITY OF THE NOTES

The validity of the notes we are offering will be passed upon for us by Bracewell & Patterson, L.L.P., Houston, Texas. Certain legal matters with respect to the notes will be passed upon for the underwriters by Vinson & Elkins L.L.P., New York, New York. Vinson & Elkins L.L.P. performs legal services for us and our affiliates from time to time.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Kinder Morgan, Inc., incorporated in this prospectus supplement and accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

$2,000,000,000

Common Stock

Debt Securities

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our common stock is traded on the New York Stock Exchange under the symbol “KMI.” The last reported sale price of our common stock on February 18, 2003, as reported on the NYSE, was $45.68 per share.

We will provide information in the prospectus supplement for the expected trading market, if any, for the debt securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 19, 2003.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell the offered securities. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the respective date on the front cover of those documents. You should not assume that the information incorporated by reference in this prospectus is accurate as of any date other than the date the respective information was filed with the Securities and Exchange Commission. Our business, financial condition, results of operations and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 we filed with the SEC under the Securities Act using a shelf registration process. Using this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of proceeds of $2 billion. This prospectus does not contain all of the information set forth in the registration statement, or the exhibits that are a part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. For further information about us and about the securities to be sold in this offering, please refer to the information below and to the registration statement and the exhibits that are a part of the registration statement.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information as well as the information included in this prospectus. We incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2001;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

•	Our Current Reports on Form 8-K filed on June 19, 2002, July 23, 2002 and August 27, 2002;

•	Our Registration Statement on Form 8-A; and

•	All documents filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the completion of the sale of securities offered hereby.

Should you want more information regarding Kinder Morgan Energy Partners, L.P. or Kinder Morgan Management, LLC, please refer to the annual, quarterly and special reports and proxy statements, as applicable, filed with the SEC regarding these entities.

You may read and copy any document we file with the SEC at the SEC’s public reference room located at:

450 Fifth Street, N.W.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Our SEC filings are also available to the public on the SEC’s Web site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We will provide a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, without charge, by written or oral request directed to us at the following address and telephone number:

Kinder Morgan, Inc.

Investor Relations Department

One Allen Center, Suite 1000

500 Dallas Street

Houston, Texas 77002

(713) 369-9000

KINDER MORGAN, INC.

We are a Kansas corporation incorporated in 1927 with our common stock traded on the NYSE under the symbol “KMI.” We are one of the largest energy storage and transportation companies in the United States, operating, either for ourselves or on behalf of Kinder Morgan Energy Partners, L.P., more than 35,000 miles of natural gas and products pipelines. We also have significant retail distribution, electric generation and terminal assets. In addition, we own the general partner of, and a significant limited partner interest in, Kinder Morgan Energy Partners, the largest publicly-traded limited partnership in the pipeline industry in terms of market capitalization and the largest independent refined petroleum products pipeline system in the United States in terms of volumes delivered.

USE OF PROCEEDS

Unless we inform you otherwise in a prospectus supplement, we intend to use the net proceeds from the sale of debt securities or common stock we are offering for general corporate purposes. This may include, among other things, additions to working capital, repayment or refinancing of existing indebtedness or other corporate obligations, financing of capital expenditures and acquisitions, investment in existing and future projects, and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other indebtedness.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The historical ratios of earnings to fixed charges of us and our consolidated subsidiaries for the periods indicated are as follows:

Nine Months Ended September 30, 2002	Year Ended December 31,
	2001	2000	1999	1998	1997
3.46	2.58	2.08	1.58	1.62	1.62

In all cases, earnings are determined by adding:

•	income before income taxes, extraordinary items, income or loss from equity investees and minority interest; plus

•	fixed charges, amortization of capitalized interest and distributed income of equity investees; less

•	capitalized interest.

In all cases, fixed charges include:

•	interest, including capitalized interest; plus

•	amortization of debt issuance costs; plus

•	the estimated interest portion of rental expenses.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities will be:

•	our direct unsecured general obligations; and

•	either senior debt securities or subordinated debt securities.

Senior debt securities will be issued under an indenture we call the senior indenture and subordinated debt securities will be issued under an indenture we call the subordinated indenture. Together the senior indenture and the subordinated indenture are called the indentures, and the senior debt securities and the subordinated debt securities are called debt securities.

We have not restated these agreements in their entirety. We have filed the forms of the indentures as exhibits to the registration statement of which this prospectus is a part. We urge you to read the indentures, because they, and not this description, control your rights as holders of the debt securities. In the summary below, we have included references to section numbers of the applicable indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the indentures.

Neither indenture limits the amount of debt securities that we may issue under the indenture from time to time in one or more series. We may in the future issue debt securities under either indenture, in addition to the debt securities offered pursuant to this prospectus. At the date of this prospectus, we had not issued any debt securities under either indenture.

Neither indenture contains provisions that would afford holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise adversely affect our capital structure or credit rating.

Neither indenture requires our subsidiaries to guarantee the debt securities. As a result, the holders of debt securities will generally have a junior position to claims of all creditors and preferred stockholders of our subsidiaries.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

A prospectus supplement and any supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the form and title of the debt securities;

•	whether the debt securities are senior debt securities or subordinated debt securities and the terms of subordination;

•	the total principal amount of the debt securities;

•	the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

•	the currency or currency unit in which the debt securities will be paid, if not U.S. dollars;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

•	the place where the principal of, and premium, if any, and interest on any debt securities will be payable;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes to or additional events of default or covenants;

•	any changes in trustees, paying agents or the security registrar; and

•	any other terms of the debt securities. (Section 301)

We will maintain in each place specified by us for payment of any series of debt securities an office or agency where debt securities of that series may be presented or surrendered for payment, where debt securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon us in respect of the debt securities of that series and the related indenture may be served. (Section 1002)

Debt securities may be issued under an indenture as original issue discount securities to be offered and sold at a substantial discount below their principal amount. Material federal income tax, accounting and other considerations applicable to any such original issue discount securities will be described in any related prospectus supplement. “Original issue discount security” means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof as a result of the occurrence of an event of default and the continuation thereof. (Section 101)

Provisions Only in the Senior Indenture

The senior debt securities will rank equally in right of payment with all of our other unsecured senior debt. The senior indenture contains provisions that limit our ability to put liens on our principal assets. The subordinated indenture does not contain any similar provisions.

We have described below some of the provisions in our senior indenture and some of the defined terms used in the senior indenture.

Limitations on Liens. For purposes of this covenant, the following definitions are applicable:

“Net Tangible Assets” means the total amount of assets appearing on our consolidated balance sheet less, without duplication:

•	all current liabilities (excluding any thereof which are extendible or renewable by their terms or replaceable or refundable pursuant to enforceable commitments at the option of the obligor thereon without requiring the consent of the obligee to a time more than 12 months after the time as of which the amount thereof is being computed and excluding current maturities of long-term debt and preferred stock);

•	all reserves for depreciation and other asset valuation reserves but excluding reserves for deferred federal income taxes arising from accelerated depreciation or otherwise;

•	all goodwill, trademarks, trade names, patents, unamortized debt discount and expense and other like intangible assets carried as an asset; and

•	all appropriate adjustments on account of minority interests of other Persons holding common stock in any Subsidiary.

“Person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means any natural gas pipeline, natural gas distribution system, natural gas gathering system or natural gas storage facility located in the United States, except any such property that in the opinion of the Board of Directors is not of material importance to the business conducted by us and our consolidated Subsidiaries taken as a whole.

“Principal Subsidiary” means any Subsidiary which owns a Principal Property.

“Subsidiary” means, with respect to any Person:

•	any entity of which more than 50% of the total voting power of the equity interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof; or

•	any partnership of which more than 50% of the partners’ equity interests, considering all partners’ equity interests as a single class, is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or combination thereof.

We shall not, nor shall we permit any Subsidiary to, issue, assume or guarantee any debt for money borrowed, called “Debt” in the senior indenture, if such Debt is secured by a mortgage, pledge, security interest or lien (a “mortgage” or “mortgages”) upon any Principal Property of ours or any Principal Subsidiary or upon any shares of stock or indebtedness of any Principal Subsidiary (whether such Principal Property, shares or indebtedness was owned on the date of the initial issuance of any series of senior debt securities or thereafter acquired) without in any such case effectively providing that such series of senior debt securities and any other indebtedness chosen by us shall be secured equally and ratably with (or prior to) such Debt, except that the foregoing restrictions shall not apply to:

•	mortgages on any property acquired, constructed or improved by us or any Principal Subsidiary after the date of the initial issuance of any series of senior debt securities which are created or assumed contemporaneously with, or within 180 days after, such acquisition (or in the case of property constructed or improved, after the completion and commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of any part of the purchase price or cost thereof; provided that if a commitment for such a financing is obtained prior to or within such 180-day period, the applicable mortgage shall be deemed to be included in this clause whether or not such mortgage is created within such 180-day period; and provided further that in the case of such construction or improvement the mortgages shall not apply to any property theretofore owned by us or any Subsidiary other than theretofore unimproved real property;

•	existing mortgages on property acquired (including mortgages on any property acquired from a Person which is consolidated with or merged with or into us or a Subsidiary) and mortgages outstanding at the time any corporation becomes a Subsidiary;

•	mortgages in favor of us or any Principal Subsidiary;

•	mortgages in favor of a domestic or foreign government or governmental body to secure advances or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance all or part of the purchase price or cost of constructing or improving the property subject to such mortgages, including mortgages to secure Debt of the pollution control or industrial revenue bond type; and

•	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in any of the foregoing clauses.

Notwithstanding the foregoing, we and any Subsidiary may, without securing such series of senior debt securities, issue, assume or guarantee secured Debt (which would otherwise be subject to the foregoing restrictions) in an aggregate amount which, together with all other such Debt, does not exceed 10% of the Net Tangible Assets, as shown on a consolidated balance sheet as of a date not more than 90 days prior to the proposed transaction prepared by us in accordance with generally accepted accounting principles. (Section 1005 of the senior indenture)

Provisions Only in the Subordinated Indenture

Subordinated Debt Securities Subordinated to Some Other Debt. Any subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to some of our other debt to the extent described in a prospectus supplement. (Section 1401 of the subordinated indenture)

Provisions in Both Indentures

Consolidation, Merger or Asset Sale. Each indenture generally allows us to consolidate or merge with a domestic person, association or entity. They also allow us to sell, lease or transfer our property and assets substantially as an entirety to a domestic person, association or entity. If this happens, the remaining or acquiring person, association or entity must assume all of our responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants in the indentures.

However, we will only consolidate or merge with or into any other person, association or entity or sell, lease or transfer our assets substantially as an entirety according to the terms and conditions of the indentures, which include the following requirements:

•	the remaining or acquiring person, association or entity is organized under the laws of the United States, any state or the District of Columbia;

•	the remaining or acquiring person, association or entity assumes our obligations under the indentures; and

•	immediately after giving effect to the transaction no Default or Event of Default, as defined below, exists.

The remaining or acquiring person, association or entity will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor may exercise our rights and powers under the indentures, in our name or in its own name. If we sell or transfer all or substantially all of our assets, we will be released from all our liabilities and obligations under any indenture and under the debt securities. If we lease all or substantially all of our assets, we will not be released from our obligations under the indentures. (Sections 801 and 802)

Events of Default and Remedies. In the indentures, Event of Default with respect to any series of debt securities means any of the following:

•	failure to pay the principal of or any premium on any debt security of that series when due;

•	failure to pay interest on any debt security of that series for 30 days;

•	failure to perform any other covenant in the indenture, other than a covenant a default in the performance of which has expressly been included in the indenture solely for the benefit of series of debt securities other than that series, that continues for 90 days after being given written notice;

•	our bankruptcy, insolvency or reorganization; or

•	any other Event of Default included in any indenture or supplemental indenture. (Section 501)

If an Event of Default with respect to a series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of all of the outstanding debt securities of a particular series may declare the principal of all the debt securities of that series to be due and payable. When such declaration is made, such amounts will be immediately due and payable. The holders of a majority in principal amount of the outstanding debt securities of such series may rescind such declaration and its consequences if all existing Events of Default have been cured or waived, other than nonpayment of principal or interest that has become due solely as a result of acceleration. (Section 502)

Holders of a series of debt securities may not enforce the indenture or the series of debt securities, except as provided in the indenture or a series of debt securities. (Section 507) The trustee may require indemnity satisfactory to it before it enforces the indenture or such series of debt securities. (Section 603) Subject to certain limitations, the holders of a majority in principal amount of the outstanding debt securities of a particular series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power of the trustee. (Section 512) The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers such withholding of notice to be in the best interests of the holders. (Section 602)

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. (Section 601) If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities. (Section 512)

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under an indenture. Further, an Event of Default under the debt securities of any series will not necessarily constitute an event of default under our other indebtedness or vice versa.

Modification of Indentures. Under each indenture, generally we and the trustee may modify our rights and obligations and the rights of the holders with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of any series affected by the modification, voting as one class. No modification of the principal or interest payment terms, no modification reducing the percentage required for modifications and no modification impairing the right to institute suit for the payment on debt securities of any series when due, is effective against any holder without its consent. (Section 902)

In addition, we and the trustee may amend the indentures without the consent of any holder of the debt securities to make certain technical changes, such as:

•	curing ambiguities or correcting defects or inconsistencies;

•	evidencing the succession of another person to us, and the assumption by that successor of our obligations under the applicable indenture and the debt securities of any series;

•	providing for a successor trustee;

•	qualifying the indentures under the Trust Indenture Act;

•	complying with the rules and regulations of any securities exchange or automated quotation system on which debt securities of any series may be listed or traded; or

•	adding provisions relating to a particular series of debt securities. (Section 901)

Discharging Our Obligations. We may choose either to discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates. (Section 1302)

We may discharge our obligations on the debt securities of any series or release ourselves from covenant restrictions only if we meet certain requirements. Among other things, we must deliver an opinion of our legal counsel that the discharge will not result in holders having to recognize taxable income or loss or subject them to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law. We may not have a default on the debt securities discharged on the date of deposit. The discharge may not violate any of our agreements. The discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940.

Concerning the Trustee. Wachovia Bank, National Association will initially act as trustee under the senior indenture and the subordinated indenture. The corporate trust office of the trustee is located at 12 East 49th Street, 37th Floor, New York, New York 10017.

Under provisions of the indentures and the Trust Indenture Act of 1939, as amended, governing trustee conflicts of interest, any uncured Event of Default with respect to any series of senior debt securities will force the trustee to resign as trustee under either the subordinated indenture or the senior indenture. Also, any uncured Event of Default with respect to any series of subordinated debt securities will force the trustee to resign as trustee under either the senior indenture or the subordinated indenture. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with its terms and conditions.

The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of such series. (Section 610)

Each indenture contains certain limitations on the right of the trustee thereunder, in the event that it becomes our creditor, to obtain payment of claims in some cases, or to realize on property received in respect of any such claim, as security or otherwise. (Section 613)

The trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee’s eligibility to serve, the priority of the trustee’s claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities.

Each indenture provides that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every application by us for action by the trustee shall be accompanied by a certificate of our officers and an opinion of counsel, who may be our counsel, stating that, in the opinion of the signers, we have complied with all conditions precedent to the action. (Section 102)

Governing Law. The indentures are and the debt securities will be governed by the laws of the State of New York.

No Personal Liability of Officers, Directors, Employees or Shareholders. Our officers, directors, employees and shareholders will not have any liability for our obligations under the indentures or the debt securities. Each holder of debt securities, by accepting a debt security, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities.

Form, Denomination and Registration; Book Entry Only System. Unless otherwise indicated in a prospectus supplement, the debt securities of a series will be issued only in fully registered form, without coupons, in denominations of $1,000 or integral multiples thereof. (Section 302) You will not have to pay a service charge to transfer or exchange debt securities of a series, but we may require you to pay for taxes or other governmental charges due upon a transfer or exchange. (Section 305)

Unless otherwise indicated in a prospectus supplement, each series of debt securities will be deposited with, or on behalf of, The Depository Trust Company or any successor depositary, which we call a depositary, and will be represented by one or more global notes registered in the name of Cede & Co., as nominee of DTC. The interests of beneficial owners in the global notes will be represented through financial institutions acting on their behalf as direct or indirect participants in DTC.

Ownership of beneficial interests in a global note will be limited to persons, called participants, who have accounts with DTC or persons who hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of these ownership interests will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities of that series represented by such global note for all purposes of the indenture, the debt securities of that series and applicable law. In addition, no beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those under the applicable indenture.

Payments on debt securities represented by global notes will be made to DTC or its nominee, as the registered owner thereof. Neither we, the trustee, any underwriter nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in global notes, for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any action taken or omitted to be taken by the depositary or any participant.

We expect that DTC or its nominee will credit participants’ accounts on the payable date with payments in respect of a global note in amounts proportionate to their respective beneficial interest in the principal amount of such global note as shown on the records of DTC or its nominee, unless DTC has reason to believe that it will not receive payment on the payable date. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in accordance with DTC rules. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a global note to such persons may be impaired. Because DTC can only act on behalf of participants, who in turn act on behalf of others, such as securities brokers and dealers, banks and trust companies, called indirect participants, the ability of a person having a beneficial interest in a global note to pledge that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be impaired by the lack of a physical certificate of that interest.

DTC will take any action permitted to be taken by a holder of debt securities of a series only at the direction of one or more participants to whose account interests in global notes are credited and only in respect of such portion of the aggregate principal amount of the debt securities of a series as to which such participant or participants has or have given such direction.

If (1) the depositary notifies us that it is unwilling or unable to continue as depositary or if the depositary ceases to be eligible under the applicable indenture and a successor depositary is not appointed by us within 90 days or (2) an event of default with respect to a series of debt securities shall have occurred and be continuing, the respective global notes representing the affected series of debt securities will be exchanged for debt securities in definitive form of like tenor and of an equal aggregate principal amount, in authorized denominations. Such definitive debt securities shall be registered in such name or names as the depositary shall instruct the trustee. Such instructions will most likely be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in global notes.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants, including those who may act as underwriters of our debt securities, and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as indirect participants that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in global notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, the trustee, any underwriter nor any paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

DESCRIPTION OF COMMON STOCK

Number of Shares of Common Stock

Our articles of incorporation authorize us to issue 150,000,000 shares of common stock, par value $5.00 per share. As of January 15, 2003, there were approximately 129,870,135 shares of our common stock issued and outstanding, and as of that date we held 8,098,968 shares as treasury stock.

Where Shares of Common Stock Are Traded

Our outstanding common stock is listed on the New York Stock Exchange under the symbol “KMI.” Any additional common stock we issue will also be listed on the NYSE.

Dividend, Voting and Liquidation Rights

Subject to provisions of law and the preferences of our Class A preferred stock and Class B preferred stock, the holders of shares of our common stock are entitled to receive dividends at such time and in such amounts as may be determined by our board of directors.

The holders of shares of our common stock are entitled to one vote for each share on each matter submitted to a vote of our stockholders, and do not have cumulative voting rights in the election of directors.

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment or provision for payment of our debts and other liabilities, and the preferential amount to which holders of shares of our Class A preferred stock and Class B preferred stock are entitled, if any of such shares are outstanding, the holders of our common stock are entitled to share ratably in our remaining assets.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Class A Preferred Stock

Our articles of incorporation authorize our board of directors, without further action by the holders of our common stock, to issue 200,000 shares of Class A preferred stock in one or more series and to fix the powers, preferences and rights thereof. The Class A preferred stock of each series ranks on a parity with the Class A preferred stock of every other series in priority of payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding up. All shares of any one series of our Class A preferred stock are identical except as to the dates of issue and the dates from which dividends on shares of the series issued on different dates accumulate (if cumulative). No shares of our Class A preferred stock are issued or outstanding and no series of our Class A preferred stock have been designated.

Priority. As to the payment of dividends and the distribution of assets on any dissolution, liquidation or winding up, our Class A preferred stock ranks senior to our Class B preferred stock and our common stock.

Dividend Rights. The holders of shares of our Class A preferred stock are entitled to receive, when and as declared by our board of directors, preferential dividends in cash payable at such rate, from such date, and on such quarterly dividend payment dates and, if cumulative, cumulative from such date or dates, as may be fixed by the provisions of our articles of incorporation or any amendment thereto or by the resolutions of our board of directors. So long as any Class A preferred stock is outstanding, we may not pay or declare any dividends on any stock junior to the Class A preferred stock or, except under limited circumstances, purchase, redeem or otherwise acquire any shares of stock junior to the Class A preferred stock unless:

•	there are no arrearages in dividends on the Class A preferred stock for any past quarterly dividends and dividends in full for the current quarterly dividend period have been paid or declared on all of the Class A preferred stock;

•	we have paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all sinking funds, if any, for the Class A preferred stock of any series; and

•	we are not in default on any of our obligations to redeem any of the Class A preferred stock.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, the holders of our Class A preferred stock of each series are entitled to receive in full out of our assets the sum of $100.00 for each share of our Class A preferred stock held by them, plus any arrearages in dividends thereon, before any distribution is made to the holders of shares of any stock junior to the Class A preferred stock. If our assets are insufficient to permit the payment of the full preferential amounts payable to the holders of shares of Class A preferred stock of the respective series in the event of a liquidation, dissolution or winding up, then the assets available for distribution to those holders shall be distributed ratably in proportion to the full preferential amounts payable on the respective shares.

Redemption. We may, at the option of our board of directors, redeem the whole or any part of our Class A preferred stock, or of any series thereof, at any time or from time to time within the period during which such stock is, according to our articles of incorporation or any amendment thereto or the resolutions of our board of directors, redeemable at the option of the board, by paying such redemption price thereof as have been fixed by our articles of incorporation or any amendment thereto or by the resolutions of our board.

Restrictions on Certain Actions. We may not, without the consent given in writing or affirmative vote given in person or by proxy at a meeting held for that purpose by the holders of at least 50% of the shares of our Class A preferred stock then outstanding:

•	amend, alter or repeal any of the provisions of our articles of incorporation or bylaws so as to adversely affect the voting powers, rights or preferences of the holders of any shares of our Class A preferred stock;

•	create any other class or classes of stock or any security convertible into, or exchangeable for or evidencing the right to purchase any stock of a class ranking on parity with the Class A preferred stock either as to dividends or upon liquidation;

•	increase the authorized amount of or create any class or classes of stock ranking prior to the Class A preferred stock; or

•	merge or consolidate with or into any other corporation, unless the corporation resulting from such merger or consolidation will have after such merger or consolidation no class of stock ranking prior to the Class A preferred stock and no securities which are convertible or exchangeable into stock ranking prior to the Class A preferred stock (with limited exceptions).

In addition, we will not, without the consent given in writing or affirmative vote given in person or by proxy at a meeting held for that purpose by the holders of at least 50% of the shares of any series of our Class A preferred stock then outstanding, amend, alter or repeal any of the provisions of our articles of incorporation or any amendment thereto or of the resolutions of our board of directors so as to adversely affect the powers, preferences or rights of the holders of any shares of our Class A preferred stock of such series (unless prior to the effectiveness of the event, provision has been made for the redemption of all shares of such series).

Voting Rights. Generally, each holder of shares of our Class A preferred stock has the right to vote upon a share-for-share basis with the holders of shares of our common stock on all matters upon which the holders of shares of our common stock are entitled to vote unless otherwise provided for in our articles of incorporation or in resolutions of our board of directors creating such series.

Class B Preferred Stock

Our articles of incorporation authorize our board of directors to issue 2,000,000 shares of Class B preferred stock in one or more series and to fix the powers, preferences and rights thereof. The Class B preferred stock of each series ranks on a parity with the Class B preferred stock of every other series in priority of payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding up. All shares of any one series of our Class B preferred stock are identical except as to the dates of issue and the dates from which dividends on shares of the series issued on different dates accumulate (if cumulative). Our board of directors has designated 150,000 shares of our Class B preferred stock as Class B Junior Participating Series Preferred Stock. For a description of the rights to acquire Class B Junior Participating Series Preferred Stock that are attached to shares of our common stock see “— Rights Agreement.” As of the date of this prospectus, no shares of our Class B preferred stock, including the Class B Junior Participating Series Preferred Stock, are issued or outstanding.

Priority. As to the payment of dividends and the distribution of assets on any dissolution, liquidation or winding up, our Class B preferred stock ranks senior to our common stock and junior to our Class A preferred stock.

Dividend Rights. The holders of shares of our Class B preferred stock are entitled to receive, when and as declared by our board of directors and subject to the rights of the holders of our Class A preferred stock, preferential dividends in cash payable at such rate, from such date, and on such quarterly dividend payment dates and, if cumulative, cumulative from such date or dates, as may be fixed by the provisions of our articles of incorporation or any amendment thereto or by the resolutions of our board of directors. Subject to the rights of the holders of our Class A preferred stock, if Class B Junior Participating Series Preferred Stock is issued, its holders would be entitled to receive quarterly dividends payable on the first day of January, April, July and October in each year in an amount per share equal to the greater of (a) $10.00 in cash or (b) subject to specified adjustments, 1,000 times the aggregate per share amount (payable in cash) of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of our common stock, declared on the common stock since the immediately preceding quarterly dividend payment date.

So long as any Class B preferred stock is outstanding, we may not pay or declare any dividends on any stock junior to the Class B preferred stock or, except under limited circumstances, purchase, redeem or otherwise acquire any shares of stock junior to the Class B preferred stock unless:

•	there are no arrearages in dividends on the Class B preferred stock for any past quarterly dividends and dividends in full for the current quarterly dividend period have been paid or declared on all of the Class B preferred stock;

•	we have paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all sinking funds, if any, for the Class B preferred stock of any series; and

•	we are not in default on any of our obligations to redeem any of the Class B preferred stock.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, the holders of our Class B preferred stock of each series are entitled to receive, subject to the rights of the holders of shares of our Class A preferred stock, the full preferential amount fixed by our articles of incorporation or any amendment thereto, or by the resolutions of our board of directors, including any arrearages in dividends thereof, before any distribution is made to the holders of shares of any stock junior to the Class B preferred stock. In the event of any liquidation, dissolution or winding up, if Class B Junior Participating Series Preferred Stock is issued, its holders would be entitled to, subject to the prior rights of the holders of shares of our Class A preferred stock, an amount equal to the greater of (a) $1,000.00 per share or (b) an amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of our common stock, plus, in either case, an amount equal to accrued and unpaid dividends and distributions thereon. If our assets are insufficient to permit the payment of the full preferential amounts payable to the holders of shares of Class B preferred stock of the respective series in the event of a liquidation, dissolution or winding up, then the assets available for distribution to those holders shall be distributed ratably in proportion to the full preferential amounts payable on the respective shares.

Redemption. Generally, we may, at the option of our board of directors, redeem the whole or any part of the Class B preferred stock, or of any series thereof, at any time or from time to time within the period during which such stock is, according to our articles of incorporation or any amendment thereto or the resolutions of our board of directors, redeemable at the option of the board, by paying such redemption price thereof as has been fixed by our articles of incorporation or any amendment thereto or by the resolutions of our board. We may not, however, redeem any shares of our Class B Junior Participating Series Preferred Stock.

Restrictions on Certain Actions. We will not, without the consent given in writing or affirmative vote given in person or by proxy at a meeting held for that purpose by the holders of at least 50% of the shares of our Class B preferred stock then outstanding:

•	amend, alter or repeal any of the provisions of our articles of incorporation or bylaws so as to adversely affect the voting powers, rights or preferences of the holders of any shares of our Class B preferred stock;

•	create any other class or classes of stock or any security convertible into, or exchangeable for or evidencing the right to purchase any stock of a class ranking on parity with our Class B preferred stock either as to dividends or upon liquidation;

•	create any class or classes of stock ranking prior to our Class B preferred stock; or

•	merge or consolidate with or into any other corporation, unless the corporation resulting from such merger or consolidation will have after such merger or consolidation no class of stock ranking prior to our Class B preferred stock and no securities which are convertible or exchangeable into stock ranking prior to our Class B preferred stock (with certain exceptions).

In addition, we will not, without the consent given in writing or affirmative vote given in person or by proxy at a meeting held for that purpose by the holders of at least 50% of the shares of any series of our Class B preferred stock then outstanding, amend, alter or repeal any of the provisions of our articles of incorporation or any amendment thereto or of the resolutions of our board of directors so as to adversely affect the powers, preferences or rights of the holders of any shares of our Class B preferred stock of such series (unless prior to the effectiveness of the event, provision has been made for the redemption of all shares of such series).

Voting Rights. Generally, each holder of shares of our Class B preferred stock will have the right to vote upon a share-for-share basis with the holders of shares of our common stock on all matters on which the holders of shares of our common stock are entitled to vote unless otherwise provided for in our articles of incorporation or in resolutions of our board of directors creating such series. The holders of shares of Class B Junior Participating Series Preferred Stock shall specifically be entitled to, subject to adjustment in certain events of a non-payment of dividends, 1,000 votes per share on all matters submitted to a vote of our stockholders.

Anti-Takeover Provisions

Our articles of incorporation and bylaws contain provisions that may have the effect of discouraging persons from acquiring large blocks of our capital stock or delaying or preventing a change in control of us. The material provisions which may have such an effect are:

•	classification of our board of directors into three classes with the term of only one class expiring each year;

•	the removal of directors only for cause or by unanimous vote of the remaining members of our board of directors. Our articles provide that a director may be removed for cause if the director has been convicted of a felony or has been adjudged to be liable for negligence or misconduct in his performance of his duty to us, in either case, by a court of competent jurisdiction and such conviction or finding of negligence or misconduct is no longer subject to direct appeal;

•	the limitation of the number of directors to a minimum of nine and a maximum of 15, with the exact number to be determined by our board of directors;

•	increasing the stockholder vote required to amend, repeal or adopt any provision inconsistent with the three preceding provisions to two-thirds of our outstanding common stock;

•	the filling of any vacancy on our board of directors by the remaining directors then in office;

•	the requirement that certain business combinations or transactions involving us and any beneficial owner of more than 5% of our outstanding voting stock be approved by holders of at least two-thirds of our outstanding voting stock, including stock held by such beneficial owner, unless the business combination or transaction is (a) approved by our board of directors before such beneficial owner became a holder of more than 5% of our outstanding voting stock, (b) approved by members of our board who were in office prior to the time such beneficial owner became a holder of more than 5% of our voting stock sufficient to constitute a majority of the directorships or (c) with an entity of which a majority of the outstanding shares of voting stock is owned by us and our subsidiaries;

•	increasing the stockholder vote required to amend, repeal or adopt any provision inconsistent with the preceding provision to two-thirds or more of the then outstanding shares of our voting stock;

•	the requirement that certain business combinations or transactions involving us and any beneficial owner of 10% or more of our outstanding voting stock be approved by holders of at least 80% of our outstanding voting stock, including stock held by such beneficial owner, unless (a) the business combination or transaction is approved by three-fourths of the members of our board of directors then in office who do not beneficially own 10% or more of our voting stock and who are not an affiliate or associate of a person or an officer, director, employee or agent of a person who beneficially owns 10% or more of our voting stock or (b) certain conditions relating generally to the fairness of the price to be received by our stockholders in such business combination or transaction are satisfied;

•	increasing the stockholder vote required to amend, repeal or adopt any provision inconsistent with the preceding provision to 80% or more of our outstanding voting stock unless approved by an affirmative vote of three-fourths of the members of our board of directors then in office who do not beneficially own 10% or more of our voting stock and who are not an affiliate or associate of a person or an officer, director, employee or agent of a person who beneficially owns 10% or more of our voting stock;

•	certain procedural requirements for stockholder nominations to our board of directors;

•	the requirement that special meetings of stockholders may only be called by stockholders owning 51% or more of our outstanding voting stock, a majority of our board of directors, the Chairman of our board or our President;

•	a provision permitting only our board of directors to alter or repeal our bylaws; and

•	authorization for our board of directors to issue our preferred stock and to fix the powers, preferences and rights thereof.

The Kansas General Corporation Code also prohibits a Kansas corporation from engaging in certain business combinations with an interested stockholder for a period of three years following the date the stockholder became an interested stockholder. The statute defines “interested stockholder,” with exceptions, as (a) any person who owns 15% or more of the outstanding voting stock of the corporation; or (b) an affiliate or associate of the corporation who owns 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. A corporation will not be prohibited from engaging in any business combination with an interested stockholder for a period of three years following the date the stockholder became an interested stockholder if, among other things: (a) prior to the date that the stockholder became an interested stockholder the board of directors approved the transaction which resulted in the stockholder becoming an interested stockholder; (b) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (c) on or subsequent to such date the business combination is approved by the board and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Rights Agreement

On August 17, 1995, our board of directors declared a dividend of one preferred share purchase right with respect to each outstanding share of our common stock. The description and terms of these rights are set forth in a rights agreement, dated as of August 21, 1995, as amended, between us and EquiServe Trust Company, N.A., as successor rights agent, a copy of which is filed with the Securities and Exchange Commission. The rights are designed to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover of us and to guard against partial tender offers, open market accumulations and other abusive tactics that may be deployed to gain control of us. The rights will result in substantial dilution of the stock of any person or group, other than Richard D. Kinder, Portcullis Holdings, Inc. and their affiliates and associates, that acquires 20% or more of our stock on terms not approved by our board of directors.

Transfer Agent and Registrar

Our transfer agent and registrar for the common stock is EquiServe Trust Company, N.A. It may be contacted at 525 Washington Blvd., Jersey City, New Jersey 07310.

The transfer agent and registrar may at any time resign, by notice to us, or be removed by us. That resignation or removal would become effective upon the appointment by us of a successor transfer agent and registrar and its acceptance of that appointment. If no successor has been appointed and accepted that appointment within 30 days after notice of that resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

PLAN OF DISTRIBUTION

We may sell the common stock or debt securities (1) through agents; (2) through underwriters or dealers; (3) directly to one or more purchasers; or (4) pursuant to delayed delivery contracts or forward contracts.

By Agents

Common stock and debt securities may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

If underwriters are used in the sale, the common stock or debt securities of the series offered will be acquired by the underwriters for their own account. The underwriters may resell the common stock or debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common stock or debt securities of the series offered will be subject to certain conditions. The underwriters will be obligated to purchase all the common stock or debt securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

Common stock and debt securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

Delayed Delivery Contracts Or Forward Contracts

If indicated in the prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers to purchase common stock or debt securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts or forward contracts providing for payment or delivery on a specified date in the future at prices determined as described in the prospectus supplement. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

General Information

The debt securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom debt securities are sold for public offering and sale may make a market in such debt securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such debt securities.

The debt securities of the series offered may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the debt securities.

Underwriters, dealers and agents that participate in the distribution of the common stock or debt securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the common stock or debt securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make with respect to those liabilities.

Underwriters, dealers and agents or their affiliates may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

VALIDITY OF THE SECURITIES

The validity of the securities being offered hereby will be passed upon for us by Bracewell & Patterson, L.L.P., Houston, Texas.

EXPERTS

The financial statements of Kinder Morgan, Inc. incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in this prospectus by reference include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” “will,” or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, express or implied, concerning future actions, conditions or events, future operating results or the ability to generate sales, income or cash flow or to pay dividends are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors which could cause actual results to differ from those in the forward-looking statements include:

•	price trends and overall demand for natural gas liquids, refined petroleum products, oil, carbon dioxide, natural gas, coal and other bulk materials in the United States;

•	economic activity, weather, alternative energy sources, conservation and technological advances that may affect price trends and demand;

•	changes in our tariff rates or those of Kinder Morgan Energy Partners implemented by the Federal Energy Regulatory Commission or another regulatory agency or, with respect to Kinder Morgan Energy Partners, the California Public Utilities Commission;

•	Kinder Morgan Energy Partners’ ability to integrate any acquired operations into its existing operations;

•	Kinder Morgan Energy Partners’ ability and our ability to acquire new businesses and assets and to make expansions to our respective facilities;

•	difficulties or delays experienced by railroads, barges, trucks, ships or pipelines in delivering products to Kinder Morgan Energy Partners’ bulk terminals;

•	Kinder Morgan Energy Partners’ ability and our ability to successfully identify and close acquisitions and make cost-saving changes in operations;

•	shut-downs or cutbacks at major refineries, petrochemical or chemical plants, utilities, military bases or other businesses that use or supply our services;

•	changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies may adversely affect our business or our ability to compete;

•	our ability to offer and sell equity securities and debt securities or obtain debt financing in sufficient amounts to implement that portion of our business plan that contemplates growth through acquisitions of operating businesses and assets and expansions of our facilities;

•	our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared to our competitors that have less debt or have other adverse consequences;

•	interruptions of electric power supply to facilities due to natural disasters, power shortages, strikes, riots, terrorism, war or other causes;

•	acts of sabotage, terrorism or other similar acts causing damage greater than our insurance coverage limits;

•	the condition of the capital markets and equity markets in the United States;

•	the political and economic stability of the oil producing nations of the world;

•	national, international, regional and local economic, competitive and regulatory conditions and developments;

•	the ability to achieve cost savings and revenue growth;

•	rates of inflation;

•	interest rates;

•	the pace of deregulation of retail natural gas and electricity;

•	the timing and extent of changes in commodity prices for oil, natural gas, electricity and certain agricultural products; and

•	the timing and success of business development efforts.

You should not put undue reliance on any forward-looking statements.

When considering forward-looking statements, please review the risk factors described in our Annual Report on Form 10-K and our other filings with the SEC that are incorporated by reference into this prospectus.

$250,000,000

5.15% Senior Notes due 2015

PROSPECTUS SUPPLEMENT

March 8, 2005

Citigroup

Lehman Brothers

Wachovia Securities

JPMorgan

Commerzbank Corporates & Markets

Deutsche Bank Securities

UBS Investment Bank